Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended January 31, 2021 and 2020
(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements For the three months ended January 31, 2021 and 2020

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

March 30, 2021

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at January 31, 2021 and October 31, 2020

(Expressed in United States dollars)

		As at	As at
	Notes	January 31, 2021	October 31, 2020
Assets
Current
Cash	18	$53,331	$191,479
Prepaid expenses and other receivables		18,746	25,421
Total current assets		72,077	216,900
Property and equipment	5	42,364	49,249
Patents	6	9,877	11,877
Total assets		$124,318	$278,026
Liabilities
Current
Trade payables and other liabilities	18(c)	$764,269	$767,949
Current lease liability	7	36,442	36,442
Convertible debentures	9,18	2,711,629	3,081,518
Derivative liabilities	9,18	1,254,250	533,562
Total current liabilities		4,766,590	4,419,471
Long-term lease liability	7	9,496	15,628
Long-term loan	8	47,155	30,269
Total liabilities		4,823,241	4,465,368
Shareholders' Deficiency	`
Share capital	10	85,874,636	85,463,642
Contributed surplus		28,108,312	27,810,586
Equity component of convertible debentures	9	23,952	23,952
Accumulated deficit		(118,705,823)	(117,485,522)
Total shareholders' deficiency		(4,698,923)	(4,187,342)
Total liabilities and shareholders' deficiency		$124,318	$278,026
Going concern	2
Contingencies	17
Subsequent events	21

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:
"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars)

		Three months ended January 31,
	Notes	2021	2020
Operating expenses
General and administrative	14(a)	$17,365	$23,270
Professional, other fees and salaries	14(b)	69,397	200,761
Stock-based compensation	11	297,726	-
Travel and entertainment		3,473	10,796
Amortization of property and equipment	5	6,885	6,938
Amortization of patents	6	2,000	2,000
Foreign exchange loss (gain)	18(a)	135,451	(11,846)
Total operating expenses		532,297	231,919
Other expenses
Accretion expense	9	265,057	180,073
Interest expense on convertible debt	9	118,586	115,976
Other financing costs	7, 9	5,427	10,648
Loss on revaluation of derivative liabilities	9	282,308	1,152,124
Loss on conversion of convertible debentures	9	17,373	41,856
Gain on extinguishment of convertible debentures	9	(747)	(6,573)
Total other expenses		688,004	1,494,104
Loss before income tax provision		(1,220,301)	(1,726,023)
Income tax provision	13	-	-
Net loss and comprehensive loss		$(1,220,301)	$(1,726,023)
Weighted average number of outstanding shares, basic and diluted	12	410,451,128	357,017,768
Basic and diluted loss per share	12	$-	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars)

					Equity
					component of
		Number of		Contributed	convertible	Accumulated
	Notes	shares	Share capital	surplus	debentures	deficit	Total
Balance at November 1, 2020		402,552,453	$85,463,642	$27,810,586	$23,952	$(117,485,522)	$(4,187,342)
Private placements of shares for cash	10	3,542,223	97,384	-	-	-	97,384
Convertible debentures converted into common shares	9	9,518,602	313,610	-	-	-	313,610
Issuance of stock options	11	-	-	297,726	-	-	297,726
Net loss		-	-	-	-	(1,220,301)	(1,220,301)
Balance at January 31, 2021		415,613,278	$85,874,636	$28,108,312	$23,952	$(118,705,823)	$(4,698,923)
Balance at November 1, 2019		346,952,721	$84,153,696	$27,757,639	$50,147	$(116,240,129)	$(4,278,647)
Subscriptions for private placement	10	-	346,221	-	-	-	346,221
Convertible debentures converted into common shares	9	15,927,765	326,968	-	-	-	326,968
Expiry of convertible debenture conversion option	9	-	-	7,530	(7,530)	-	-
Net loss		-	-	-	-	(1,726,023)	(1,726,023)
Balance at January 31, 2020		362,880,486	$84,826,885	$27,765,169	$42,617	$(117,966,152)	$(5,331,481)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars)

		Three months ended January 31,
	Notes	2021	2020
Operating activities
Net loss		$(1,220,301)	$(1,726,023)
Items not affecting cash:
Amortization of property and equipment	5	6,885	6,938
Amortization of patents	6	2,000	2,000
Accretion expense	9,15	265,057	180,073
Accrued interest on convertible debentures	15	103,654	38,749
Stock-based compensation	11	297,726	-
Loss on conversion of convertible debentures	9	17,373	41,856
Loss (gain) on revaluation of derivative liabilities	9,15	282,308	1,152,124
Loss (gain) on extinguishment of convertible debentures	9,15	(747)	(6,573)
Foreign exchange loss (gain)	18	117,063	(14,986)
		(128,982)	(325,842)
Net changes in non-cash working capital:
Decrease (increase) in prepaid expenses and other receivables		6,675	(12,539)
Decrease in trade payables and other liabilities		(3,680)	(148,763)
Cash flows used in operating activities		(125,987)	(487,144)
Financing activities
Repayment of lease liability	7	-	(9,111)
Proceeds from long-term loan	8	16,886	-
Private placements of shares for cash	10	97,384	-
Subscription for private placement		-	346,221
Proceeds from issuance of convertible debentures	15	43,000	340,177
Repayments of convertible debentures	15	(169,431)	(55,279)
Cash flows provided by financing activities		(12,161)	622,008
Net change in cash		(138,148)	134,864
Cash - beginning of period		191,479	46,056
Cash - end of period		$53,331	$180,920
Supplemental cash flow information
Interest paid (classified in operating activities)	9	$14,932	$86,375
Income taxes paid	13	$-	$-
Carrying amount of convertible debentures converted into
common shares	15	$313,610	$326,968

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through January 31, 2021 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the three months ended January 31, 2021, the Company reported a net loss and comprehensive loss of $1,220,301 (2020 - $1,726,023) and negative cash flow from operations of $205,778 (2020 - $487,144). The Company's working capital deficiency as at January 31, 2021 was $4,694,513 (October 31, 2020 – $4,202,571).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2021; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The COVID-19 pandemic creates additional risk for the Company if there is a prolonged industry slowdown in those sectors where the Company currently operates including the oil and gas sectors in particular. To date, the impact of the pandemic has resulted in the layoff of Company staff as of March 27, 2020. The Company has encountered delays in the commercial plans for its technology with its primary customers. It secured a government backed loan of $60,000 CDN ($47,155 USD) (October 31, 2020 – $40,000 CDN, $30,269 USD) which matures in December 2025 (Note 8) and received government wage subsidies of $33,320 CDN ($25,896 USD) (2020 - $nil) (Note 14(b)(i)).

If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments would be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three months ended January 31, 2021 and 2020 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2020. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on March 30, 2021.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition-related costs are expensed as incurred.

The Company's wholly-owned subsidiaries include:

(i) Micromem Applied Sensors Technology Inc. ("MAST") which was incorporated in November 2007 and is domiciled in Delaware, United States. MAST has previously had the primary responsibility for the exploitation of the Company's technologies in conjunction with various strategic partners and customers; MAST has been inactive since October 31, 2018.

(ii) 7070179 Canada Inc. which was incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents, which it previously held, directly, in exchange for common shares of this entity.

(iii)	Inactive subsidiaries	Domiciled in
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described as below;

(i) Fair value of options and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and derivative liabilities based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate, and exercise price in the binomial option pricing model.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(d) Use of estimates and judgments (continued)

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

4. New and revised standards and interpretations issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2020. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a) IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier adoption permitted. The Company will adopt this interpretation as of its effective date. The Company has performed an analysis and has not assessed any significant impacts as a result of the adoption of these amendments.

   5.  Property and equipment

	As at		As at
	November 1,		January 31,
	2020	Additions	2021
Cost
Computers	$32,040	$-	$32,040
Right-of-use assets	74,307	-	74,307
	106,347		106,347
Accumulated amortization
Computers	30,077	131	30,208
Right-of-use assets	27,021	6,754	33,775
	57,098		63,983

Net book value	$49,249		$42,364

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

5. Property and equipment (continued)

	As at November 1,		As at January 31,
	2019	Additions	2020
Cost
Computers	$32,040	-	$32,040
Right-of-use assets	74,307	-	74,307
	106,347		106,347
Accumulated amortization
Computers	29,363	183	29,546
Right-of-use assets	-	6,755	6,755
	29,363		36,301
Net book value	$76,984		$70,046

6. Patents

	As at November 1,		As at January 31,
	2020	Additions	2021
Cost	$681,288	$-	$681,288
Accumulated amortization	669,411	2,000	671,411
Net book value	$11,877		$9,877

	As at November 1,		As at January 31,
	2019	Additions	2020
Cost	$681,288	$-	$681,288
Accumulated amortization	661,288	2,000	663,288
Net book value	$20,000		$18,000

7. Leases

(a) Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at January 31, 2021.

CDN
Less than one year	$48,060
Two to five years	20,025
$68,085

(b) Supplemental disclosure

For the three months ended January 31, 2021, the Company recognized $2,979 of interest expense on lease obligations in the unaudited condensed interim consolidated statements of operations and comprehensive loss. The Company further recognized total cash outflow of $nil relating to leases.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

8. Long-term loan

As at January 31, 2021, the Company has obtained a $60,000 CDN ($47,155 USD) (October 31, 2020 - $40,000 CDN, $30,269 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs. The term loan matures on December 31, 2025. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $20,000 CDN ($15,718 USD). Effective January 1, 2023, any outstanding balance on the term loan shall bear interest at a rate of 5% per annum. As the Company does not yet know whether they will be able to meet the terms of forgiveness, no amount has been recognized to income.

9. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CDN") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

During the three months ended January 31, 2021, the Company incurred $nil (2020 - $1,500) financing costs, all of which were converted into common shares. All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at January 31, 2021:

	USD (equity component)	CDN (embedded derivative)	USD (embedded derivative)	Total
Loan principal outstanding	$993,239	$2,064,706	$502,770

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 10%
Effective annual interest rate	24%	12% - 34793%	2573% - 20559%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.14	(i) - (ii)
Remaining life (in months)	0 - 7	0 - 6	0 - 10

Unaudited condensed interim consolidated statement of financial position
Carrying value of loan principal	$987,311	$1,134,630	$244,874	$2,366,815
Interest payable	166,502	134,557	43,755	344,814
Convertible debentures	$1,153,813	$1,269,187	$288,629	$2,711,629
Derivative liabilities	$-	$929,891	$324,359	$1,254,250
Equity component of convertible debentures	$23,952	$-	$-	$23,952

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures (continued)

(a) Current period information presented in the unaudited condensed interim consolidated financial statements (continued)

For the three months ended January 31, 2021:	USD	CDN	USD

	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$6,897	$169,511	$88,649	$265,057
Interest expense	$50,349	$57,601	$10,636	$118,586
Loss on revaluation of derivative liabilities	$-	$299,824	$(17,516)	$282,308
Loss on conversion of convertible debentures	$-	$5,330	$12,043	$17,373
Gain on extinguishment of convertible debentures	$-	$(747)	$-	$(747)

Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$-	$40,000	$64,000
Amount of interest converted to common shares	$30,200	$156,317	$1,060
Number of common shares issued on conversion of
convertible debentures	1,118,519	6,978,094	1,421,989	9,518,602

Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$150,000	$19,431	$-	$169,431
Amount of interest repaid in cash	$5,034	$9,898	$-	$14,932

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2020:

	USD (equity component)	CDN (embedded derivative)	USD (embedded derivative)	Total
Loan principal outstanding	$1,096,200	$2,129,705	$514,770

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 10%
Effective annual interest rate	24.00%	12% - 1270%	2573% - 20559%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.14	(i) - (ii)
Remaining life (in months)	1 - 9	0 - 6	0 - 12

Unaudited condensed interim consolidated statement of financial position
Carrying value of loan principal	$1,083,375	$1,403,787	$165,620	$2,652,782
Interest payable	151,387	243,170	34,179	428,736
Convertible debentures	$1,234,762	$1,646,957	$199,799	$3,081,518

Derivative liabilities	$-	$197,270	$336,293	$533,563
Equity component of convertible debentures	$23,952	$-	$-	$23,952

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures (continued)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements (continued)

For the three months ended January 31, 2020:	USD	CDN	USD

	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$12,678	$124,009	$43,386	$180,073
Interest expense	$48,807	$58,575	$8,594	$115,976
Loss on revaluation of derivative liabilities	$-	$1,092,247	$59,877	$1,152,124
Loss on conversion of convertible debentures	$-	$-	$41,856	$41,856
Gain on extinguishment of convertible debentures	$-	$(6,573)	$-	$(6,573)

Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$20,000	$35,000	$119,000
Amount of interest converted to common shares	$447	$1,194	$10,196
Number of common shares issued on conversion of
convertible debentures	511,175	731,440	14,685,150	15,927,765

Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$-	$55,279	$-	$55,279
Amount of interest repaid in cash	$46,860	$39,515	$-	$86,375

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black-Scholes or binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	As at	As at
	January 31,	October 31,
	2021	2020
Share price	$0.06	$0.02
Exercise price	$0.03 - $0.11	$0.01 - $0.11
Volatility factor (based on historical volatility)	100% - 169%	100% - 187%
Risk free interest rate	0.06% - 0.12%	0.10% - 0.19%
Expected life of conversion features (in months)	0 - 10	0 - 12
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7859	0.7567
Call value	$0.00 - $0.03	$0.00 - $0.02

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

10. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value – an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

During the three months ended January 31, 2021, the Company completed private placements with investors consisting of common shares, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $97,384 and issued a total of 3,542,223 common shares. During the three months ended January 31, 2020, the Company received subscriptions for private placements totalling $346,221 which were settled subsequent to January 31, 2020.

11. Stock options

(a) Stock option plan

Until September 8, 2020, under the Company’s fixed stock option plan (the “Plan”), the Company could grant up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The Company held its Annual General Meeting of Shareholders on September 8, 2020. The authorized limit for stock options in the Company's plan was increased from 18.84 million options to 27.5 million options at the meeting. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

On November 13, 2020, the Company granted a total of 6,500,000 stock options to directors, officers, employees and one external consultant. The options are exerciseable at $0.05 per share and have fully vested upon issuance. The options expire on November 13, 2025, if unexercised.

(b) Summary of changes

	Number of	Weighted average
	options	exercise price
Outstanding at November 1, 2020	2,200,000	$0.10
Granted	6,500,000	0.05
Outstanding at January 31, 2021	8,700,000	$0.06
Outstanding at November 1, 2019	5,730,000	$0.25
Granted	-	-

Outstanding at January 31, 2020	5,730,000	$0.25

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

11. Stock options (continued)

(c) Stock options outstanding at January 31, 2021

			Weighted average
				Remaining
		Number of		contractual life
Date of issue	Expiry date	options	Exercise price	(years)
June 29, 2018	June 29, 2023	2,200,000	0.10	2.4
November 13, 2020	November 13, 2025	6,500,000	0.05	4.8
Outstanding and exercisable at January 31, 2021		8,700,000	$0.06	4.2

(d) Fair value of options issued

The fair value of the stock options issued has been determined in accordance with the Black Scholes option-pricing model. The underlying assumptions are as follows:

Share price at grant date	$0.05
Exercise price	$0.05
Volatility factor	154%
Risk free interest rate	0.40%
Expected life of options in years	5
Expected divided yield	0%
Forfeiture rate	0%
Weighted average Black Scholes value at grant date	0.0458

Volatility was estimated using the historical volatility of the Company’s stock prices for its common shares.

The Company recorded an expense of $297,726 with respect to the issuance of these stock options in the quarter ended January 31, 2021.

12. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three months ended January 31,
Numerator	2021	2020
Net loss attributable to common shareholders	$(1,220,301)	$(1,726,023)
Net loss used in computation of basic and diluted loss per share	$(1,220,301)	$(1,726,023)

Denominator
Weighted average number of common shares for
computation of basic and diluted loss per share	410,451,128	357,017,768

For the three months ended January 31, 2021 and 2020, all stock options and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

13. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at October 31, 2020, the Company has non-capital losses of approximately $31.1 million, $26.3 million in Canada and $4.8 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains. Capital losses carry forward indefinitely.

As at January 31, 2021 and October 31, 2020, the Company assessed that it is not probable that sufficient taxable income will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

14. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Three months ended January 31,
	2021	2020
General and administration	$3,879	$3,467
Rent and occupancy	2,036	7,806
Office insurance	-	574
Investor relations, listing and filing fees	10,254	10,439
Telephone	1,196	984
	$17,365	$23,270

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended January 31,
	2021	2020
Professional fees	$36,044	$30,436
Consulting fees	18,520	114,925
Salaries and benefits	14,833	55,400
	$69,397	$200,761

(i) Wage subsidy

The Canada Emergency Wage Subsidy (CEWS) was announced by the Government of Canada on March 27, 2020. For the three months ended January 31, 2021, the Company recognized $33,320 CDN ($25,896 USD) of wage subsidy under this program, which has been recorded as a reduction of salaries expenses in the unaudited condensed interim consolidated statements of operations and comprehensive loss. There was no wage subsidy recognized in the three months ended January 31, 2020. This program has been extended until June 2021.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

15. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Three months ended January 31,
	2021	2020
Balance - beginning of period	$3,615,080	$3,364,499
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	43,000	340,177
Repayments of convertible debentures	(169,431)	(55,279)
Non-cash changes:
Accretion expense	265,057	180,073
Accrued interest on convertible debentures	103,654	38,749
Loss on revaluation of derivative liabilities	282,308	1,152,124
Loss (gain) on extinguishment of debt	(747)	(6,573)
Convertible debentures converted into common shares	(296,237)	(285,112)
Renewal of convertible debentures	-	(7,530)
Foreign exchange loss (gain)	123,195	(10,275)
Balance - end of period	$3,965,879	$4,710,853

16. Key management compensation and related party transactions The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended January 31,
	2021	2020
Professional, other fees, and salaries	$11,292	$2,355
Stock-based compensation	137,400	-
	$148,692	$2,355

During the three months ended January 31, 2021, the Company awarded 3 million stock options to key management as part of the total 6.5 million stock options issued. During the three months ended January 31, 2020, these parties were not awarded any options.

(b) Trade payables and other liabilities

At October 31, 2019, the Company reported $205,788 in trade payable and other liabilities, representing alleged outstanding wages and expenses payable to the former President of MAST, Mr. Steven Van Fleet. The alleged payables related to claims made by Mr. Van Fleet as amounts owing to him prior to his resignation as an officer and director of the Company on August 27th, 2018.

As described in Note 17(b) below, the Company has reversed this reserve in the fiscal year ended October 31, 2020 based on the developments in this legal matter in 2020. The reasonable value of Mr. Van Fleet’s claims against the Company as of January 31,

2021 and October 31, 2020 is $nil.

As at January 31, 2021 and October 31, 2020, the Company reports $167,000 in trade payables and other liabilities owing to a company whose major shareholder was a former director of the Company and who has also previously served as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 through September 8, 2020. The balance reported relates to alleged services provided in 2015; there have been no invoices submitted by this related party after October 31, 2015.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

16. Key management compensation and related party transactions (continued)

(c) Convertible debentures

In May 2019, the CEO of the Company provided for a short-term loan of $15,000 CDN ($11,450 USD). At October 31, 2019, $10,000 CDN ($7,582 USD) in loan principal was outstanding. In 2020, the remaining amount of loan principal was extinguished by participation of the CEO in the private placement which the Company completed at the time (Note 10(b)). The extinguishment of the debt for the shares received in the private placement resulted in an a loss on conversion of $14,000 CDN ($10,600 USD).

In January 2018, the CEO of the Company provided for a convertible debenture of $150,000 CDN ($114,086 USD). As at January 31, 2021, $10,001 CDN ($7,825 USD)(October 31, 2020 - $10,001 CDN, $7,509 USD) in loan principal remains outstanding.

17. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by- laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on:

(i) The lawsuit filed by Mr. Steven Van Fleet against Micromem and MAST seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018.

(ii) The Company’s response to the complaint whereby it denied the allegations in Mr. Van Fleet’s claims and additionally its counterclaims again Mr. Van Fleet seeking damages of no less than 2.75 million and other remedies.

Counsel for the parties agreed that Mr. Van Fleet’s deposition would proceed on July 31, 2020. The day before the deposition, Mr. Van Fleet’s counsel advised the Company’s counsel that if Mr. Van Fleet were to appear at the deposition, he would invoke his Fifth Amendment right not to incriminate himself with respect to the Company’s counterclaims, and that rather than doing so, Mr. Van Fleet had chosen not to appear for his deposition and would never appear for his deposition in the future.

In light of this development, on September 25, 2020 the Company’s counsel moved for default, asking the court to strike Mr. Van Fleet’s claims and to enter a judgment in the Company’s favor on its counterclaims. Mr. Van Fleet did not submit any opposition to the motion. Mr Van Fleet’s counsel resigned in October 2020. The deadline for Mr Van Fleet to appeal the Company’s motion was January 11, 2021; Mr Van Fleet did not appear nor was he represented by legal counsel in court on January 11th. Micromem’s motion for dismissal is now uncontested and we are currently awaiting the court’s decision on potential damages that Micromem may be awarded against Mr Van Fleet.

18. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CDN). The Company manages currency risk by monitoring the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at January 31, 2021, balances that are denominated in CDN are as follows:

CDN
Cash	$11,077
Prepaid expenses and other receivables	$23,853
Trade payables and other liabilities	$65,458
Convertible debentures	$1,614,914
Derivative liabilities	$1,183,193

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

18. Financial risk management

(a) Currency risk (continued)

A 10% strengthening of the US dollar against the CDN would decrease accumulated deficit by $202,097 as at January 31, 2021 (October 31, 2020 - decrease accumulated deficit by $169,114). A 10% weakening of the USD against the CDN would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at January 31, 2021.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	January 31,	October 31,
	2021	2020
Less than 30 days past billing date	$270,491	$252,413
31 to 90 days past billing date	7,859	25,683
Over 90 days past billing date	485,918	489,853
	$764,269	$767,949

As at January 31, 2021, trade payables include $367,418 (October 31, 2020 - $367,418) of invoices which the Company has disputed and/or are stale-dated. The Company does not anticipate that it will be required to discharge such amounts.

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at January 31,		As at October 31,
	2021		2020
	Convertible	Derivative	Convertible	Derivative
	debentures	liabilities	debentures	liabilities
Less than three months	$1,500,031	$642,731	$1,335,853	$149,827
Three to six months	1,008,939	498,410	806,477	190,055
Six to twelve months	202,659	113,109	939,188	193,680
	$2,711,629	$1,254,250	$3,081,518	$533,562

 Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

18. Financial risk management (continued)

(d) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash, development costs receivable, and other receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $61,059 as at January 31, 2021 (October 31, 2020 - $213,695). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

(i) Cash

The Company held cash of $53,331 at January 31, 2021 (October 31, 2020 - $191,479). The cash is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk, which was not recognized in these unaudited condensed interim consolidated financial statements.

19. Fair value hierarchy

Assets and liabilities recorded at fair value in the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, derivative liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the three months ended January 31, 2021 and 2020, there were no transfers between levels.

20. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended January 31, 2021.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended January 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

21. Subsequent events

Subsequent to January 31, 2021:

(a) The Company secured thirteen (13) private placements with investors consisting of common shares with no warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $491,414 CDN and $45,603 USD and issued a total of 8,460,209 common shares.

(b) The Company repaid $15,000 CDN and $156,000 USD of convertible debentures. It also converted $14,168 CDN and $47,520 USD of convertible debentures through the issuance of 1,289,506 common shares.

(c) The Company extended convertible debentures that were within 3 months of maturity date from January 31, 2021. Extension terms ranged from three (3) months to six (6) months.

(d) The Company secured $93,600 USD and $124,000 USD in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.